EXHIBIT (a)(1)(G)

[THOMASVILLE BANCSHARES, INC. LETTERHEAD]

September 6, 2002

Dear Shareholder:

     Thomasville Bancshares, Inc. is offering to purchase up to 55,000 shares of its common stock at a cash price of $20.00 per share.

     The offer is explained in detail in the enclosed Offer to Purchase. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither Thomasville Bancshares nor its Board of Directors makes any recommendation to any shareholder whether to tender any shares.

     Please note that the offer is scheduled to expire at 5:00 p.m., Eastern Time, on Friday, October 25, 2002, unless extended by the company. Questions regarding the offer should not be directed to Thomasville Bancshares, but should instead be directed to SunTrust Bank, the Depositary for the offer, at 1-800-568-3476.

Sincerely,

Stephen H. Cheney President and Chief Executive Officer